REVISION DATE:	NOV 13 98


THIS DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T


      U.S. SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549


                              Amended Form 10-SB


 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS


                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                              BRIDGE TECHNOLOGY, INC.
         (Name of Small Business Issuer in its Charter) July 31, 1998

NEVADA                                                  59-3065437
(State or other Jurisdiction of                     (IRS Employer
Incorporation or organization)                      Identification No.)


12601 Monarch, Garden Grove, CALIFORNIA              92601
Address of principal executive offices)             (Zip code)


Issuer's telephone number: 714-891-6508
Issuer's facsimile number: 714-890-8590


Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act:
                           (Title of Class)
                            Common Stock


Exhibit B-index Appears at Page

TABLE OF CONTENTS                                                    PAGE


Item 1.  Description of Business                                       3

Item 2.  Management's Discussion and Analysis or Plan of Operation.    6

Item 3.  Description of Property.                                     18

Item 4.  Security ownership of Certain Beneficial Owners and
         Management.                                                  18

Item 5.  Directors, Executive officers, Promoters and Control Persons.19

Item 6.  Executive Compensation.                                      23

Item 7.  Certain Relationships and Related Transactions.              23

Item 8.  Legal Proceedings.                                           23

Item 9.  Market for Common Equity and Related Stockholder Matters.    24

Item 10. Recent Sale of Unregistered Securities.                      25

Item 11. Description of Securities.                                   26

Item 12. Indemnification of Directors and Officers.                   27

Item 13. Financial Statements.                                        28

Item 14. Changes in and Disagreements with Accountants
         on Accounting and Financial Disclosure.                      30

Item 15. Financial Statements and Exhibits.                           33

ITEM 1. Description of Business.

     The Company is in the business of manufacturing, buying, assembling, testing, packaging, marketing and selling computer peripherals related products and computer system enhancements products. The Company established operating divisions and subsidiaries under several separate business names. Each of these operating entities is focused on a specific product and sales channel.

     Through in-house development, joint ventures, licensing and acquisition of leading edge technologies and companies, the Company will endeavor to deploy such new and leading edge technologies to create products desired by Personal Computer OEMs, Value Added Resellers and System Integrators. The Company will sell these products both directly as well as through selected Distributors and Manufacturer's Representative organizations. The Company currently employs 7 professionals and 3 administrative personnel domestically, and 3 professional and 1 administrative person overseas.

BRIDGE R&D, INC.

     The Company, through its subsidiary, Bridge R&D, Inc. (hereinafter referred to as BRD), has established 4 divisions: Newcorp Technology (USA) division, DataStor division, ADTX division and EEMB Batteries division. These divisions will utilize the experience of existing and newly hired professionals in the distribution channels to distribute its innovative products. The Company will continue to expand the number of OEM customers and Systems Integrators to rapidly increase unit sales. The Company will also introduce additional new products to increase its sales revenues through the existing distribution channels.

NEWCORP TECHNOLOGY(USA)

     Newcorp Technology (USA) division of BRD plans to capitalize on several new products it intends to introduce in the near future. These products integrate several upcoming PC and energy related technologies to create an innovative solution for mobile computer users. Newcorp is actively pursuing the acquisition and licensing of new technologies from several major high technology companies, principally in Japan and USA. The mission of Newcorp is to innovate by identifying, evaluating and selecting technologies that provide new products with substantial added value. The division plans to develop, license or acquire products that it is able to sell through its existing sales channels. Newcorp is also in discussions with several companies offering products that complement and/or enhance the company's core products. The Company plans to invest in several such products and/or technologies, both hardware and software. The Company commenced discussions with several potential licensing or acquisition candidates in hopes to negotiate firm contracts.

     Since the Company executed non-disclosure agreements with several major high technology companies, it is not permitted to disclose the nature of these new technologies and products for potential licensing until respective license agreements are in fact signed. However, there can be no assurance that any additional licensing agreements or technology acquisitions will be completed by the Company.

DATASTOR

     DataStor division identifies, designs, manufactures, assembles, tests and distributes metal and plastic enclosures, brackets and enhancement kits for a variety of computer platforms. Some are produced under specific contracts by several manufacturers. DataStor business unit also sells external peripheral kits consisting of enclosures and power supplies, mounting brackets for various peripheral devices, and complete kits for integration of various peripherals into PC systems. DataStor supplies over 60 different mass storage products, including enclosures for 1 to 7 drives, drive mounting brackets, and fixed and removable mounting bracket kits. DataStor business unit also procures, markets, sells and supports a family of medium size RAID-ready enclosures and subsystems through selected distribution channels.


     DataStor customers include INGRAM Micro, NECX, Tech Data and other National and International distributors who further sell to the second tier distributors and Systems Integrators. Other customers are Master Resellers who sell to second and third-tier OEMs, Value Added Resellers and System Integrators. DataStor is dedicated to maintaining its market position as an industry leader in making cutting edge technology available to customers. DataStor dedicates its staff compliment toward constantly researching and developing new product lines and solutions. Part of the profits expected to be generated by DataStor and Newcorp divisions will be used to expand DataStor product line. Additionally, part of the DataStor profits will fund R&D projects in the Newcorp Technology Japan.

ADTX USA

     The Company established the ADTX USA division under the leadership of Mr. Bill Long, Senior Engineer. The Company established a close relationship with Advanced Technology and Systems Co., Ltd. (hereinafter referred to as "ADTX"), which allows the Company to organize and manage the ADTX operations on a contractual basis, initially in North America, South America and Europe. ADTX manages the RAID business including procurement, marketing, sales and support for a family of high performance RAID systems. These RAID systems are designed and manufactured by ADTX Japan, an IBM Japan Joint Venture company. ADTX Japan cooperates with the Company to establish ADTX USA. ADTX USA division has commenced delivering evaluation orders for these unique systems in July 1998. ADTX USA is executing its marketing and promotional plan that combines advertising, trade shows and media articles to generate customer demand for these highly technical products. The Company also started selling ADTX RAID systems to international customers, targeting first European System Integrators and Vars. The Company believes that Mr. Long's unique experience in this market will allow the ADTX division to position itself for growth at a rapid pace. Mr. Long signed a five-year employment contract with Bridge R&D, Inc.

     RAID is an abbreviation for "Redundant Array of Independent Drives". The latest forecast of RAID market by a market research firm, Datatrend, projects the worldwide RAID market to reach $13 billion in 1998 and grow 20% annually. Compared to current data backup methods which use a separate magnetic tape drive, the RAID subsystem replaces a single hard disk drive inside the computer with a redundant array of hard disk drives. The data is stored on such RAID system in a manner that distributes and duplicates such data across several disk drives in a pre-determined pattern. Depending on the application, appropriate pattern can be selected by the user to provide faster data access and also simultaneously allow uninterrupted operation and continued data access in case of a defective or faulty disk drive. Compared to a hard disk drive, the magnetic tape drive and magnetic tape provide only a sequential storage media that does not provide data redundancy, only data backup and recovery. In case of a single hard disk drive failure, the computer is not usable until the user either replaces the failed disk drive and reloads the operating system and the data from the last tape backup, or until the crashed disk is repaired, reformatted and the operating system application programs and the data are reloaded. This usually means that certain amount of data is lost and has to be re-entered again. This process costs both time and money, and the delay in computer availability usually creates further losses. Additionally, while the old data is being reconstructed, the newly incoming data cannot be entered and processed, which causes an increase in data entry backlog and usually brings additional errors and problems. Tape data transfer is also comparatively slow, and the tape drive is an additional peripheral to maintain that requires additional Interrupt Level and Device Address inside the computer, additional controller card and software, all of which mean added overhead and costs.

     The Company believes that decreasing disk drive costs per Gigabyte of capacity and disk controller costs are ushering in better and more cost effective solutions using RAID which in turn will increase RAID acceptance and market share. Accelerating this is the higher cost of downtime and recovery from hard disk crash. These factors make a customer's decision to buy RAID ever easier to justify.


     ADTX RAID systems use SCSI and SCSI-2 ultra-wide and fast interface, and their performance is on the leading edge of current technology. ADTX plans to introduce LVD-2 and Fibre-Channel models in the future. Due to superior data transfer rate for large sequential data blocks offered by ADTX "G" series and "R" series RAID systems, ADTX USA marketing and sales efforts are focused on Digital Video applications, and applications requiring transfers of large blocks of data. ADTX currently provides leading price/performance in this market segment.

     ADTX USA sells the RAID systems fully configured through selected Distributors, Value Added Resellers and System Integrators. ADTX USA is also offering these systems to selected private label OEM customers. ADTX USA commenced shipping all five RAID system models in September 1998.

     RAID systems business is very competitive, and ADTX USA positions its products as high performance products, and prices most models to compete not on price, but rather on price/performance basis. ADTX USA does not depend on any single major customer, and no customer comprises more than 5% of ADTX USA sales. ADTX USA is in a process of developing several patentable and copyrightable products. ADTX USA dedicated approximately 10% of its available time to new products development. However, there can be no assurance that any of these products will generate any significant sales or profits for ADTX USA. ADTX USA intends to file several patents and copyrights to protect the results of its intellectual property developments.

     Other than normal regulatory agency approvals such as UL, CSA, FCC, CE, etc., ADTX USA products do not require any specific government approvals, nor are these products regulated by any governmental regulations. Furthermore, ADTX Japan secures all the required products safety and radiation compliance approvals prior to ADTX USA selling any such products. ADTX products are not subject to any environmental laws, and ADTX products are not creating any pollution or have any other negative impact on the environment.


NEWCORP TECHNOLOGY LIMITED (JAPAN)

     The Company acquired Newcorp Technology Japan, Ltd., a Tokyo, Japan based R&D and technology sales company. The Company plans to capitalize on Newcorp Technology Japan relationships to procure unique new technologies and contacts, through which the Company expects to generate additional sales and profits in computer enhancements and communications related business. Newcorp Technology Japan is actively pursuing the acquisition and licensing of new hardware and software technologies from several high technology R&D companies worldwide.

EEMB BATTERIES

     The Company signed a three year exclusive sales agreement with EEMB China, and immediately established the EEMB Batteries (USA) division with an objective of procuring, marketing and selling a family of batteries and battery packs, principally to US based OEMs. EEMB Batteries also plans to sell batteries and battery packs to private label customers and to major NoteBook enhancement resellers. The Company believes that with the continued proliferation of portable devices, wireless devices, wireless remote controllers and other wireless appliances, the market demand for quality batteries will grow at an increasingly rapid pace. Newcorp Technology Japan expects to acquire licenses for certain proposed battery management related technologies, which the Company expects to exploit and generate sales for the current line of its EEMB batteries and battery packs. In addition the Company expects to develop and patent new battery techniques to meet Newcorp Technology Japan's developing technologies.

NOTEBOOK ENHANCEMENTS

     The Company management also has Board approval to invest $40,000 in ITS, a California company that specializes in the design, development, marketing and sales on Notebook Hard disk enclosures (caddies). The Company sells these NoteBook hard disk enclosures to ITS, who resells them to OEM and VAR customers. The Company will place a candidate on ITS Board of Directors concurrent with this investment.

Competition.
     The manufacture and distribution of computer peripheral equipment is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of the Company's competitors have greater financial and other resources than the Company. Consequently, such entities may begin to develop, manufacture, market and distribute systems, which are substantially similar or superior to the Company's products. There is no assurance that the Company will be able to continue to develop and sell products that have competitive advantage in the market.




Item 2. Management's Discussion and Analysis or Plan of Operation





INTRODUCTION

     The discussion and analysis below, and through this Form 10-SB Registration Statement, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or suggested in the forward-looking statements as a result of, among other factors, the factors set forth under the caption "Cautionary Statement" and Risk Factors below:

     The following discussion and analysis should be read in conjunction with the Financial Statements and notes thereof appear elsewhere in this report.

     The Company first organized as LAAND CORPORATION under the laws of the State of Nevada on April 15, 1969 to acquire and develop land in the State of Nevada. On November 12, 1990 the Company merged with LAND ACQUISITION AND NEVADA DEVELOPMENT CORPORATION, a subsidiary of the Company organized under the laws of Nevada on November 7, 1990 and the original LAAND CORPORATION was dissolved.

     The Company amended and restated the Articles of Incorporation on December 15, 1994 following the cancellation of the February 1991 merger with Falcon Aviation Inc. wherein Falcon Aviation Inc. relinquished any claim it may have to the former Land Acquisition and Nevada Development Corporation.

     From inception the Company was unsuccessful it its real estate business, accumulating losses in excess of $280,000, and the Company operations ceased in 1972. Prior management kept the Company inactive. Although it pursued acquisition candidates from time to time no companies were acquired primarily due to the ultimate unavailability of audited financial statements from the acquisition candidate.

     In March 1997 Cayman Computer Alliance Corporation (CCAC) purchased control of the Company from prior management in a private transaction

     The shareholders, at the Company's annual meeting on April 16, 1997, approved a Common Stock reverse stock split of one share for two shares. The Company issued one new share for two original shares of the Company's common stock; authorized Preferred Stock, stipulating that Directors of the Company were to fix the terms, and authorizing the change of the Company's name to Bridge Technology, Inc. The Articles of Incorporation were amended and restated in August 1997 to reflect these amendments.

     On April 21, 1997 the Company sold 500 shares of 6% Convertible Accumulative and Redeemable Preferred Stock, $1.00 stated value, totaling $50,000 to five "accredited investors" as defined in Rule 501(a) under the Securities Act. No underwriter was employed in connection with such issuances and no underwriting discounts or commissions were paid in connection with such issuance. The issuance of Preferred Stock to such five holders of the Company's outstanding Preferred Stock was exempt from the registration requirements of the Securities Act of 1933 as amended (the "Securities Act") pursuant to Section 3 (a)(9) and/or 4(2) thereof. In September 1998 the five holders converted their Preferred Shares into the Common Stock of the Company.

     From April 21, 1997 to December 31, 1997 the Company sold, in a private placement, 3,250,000 shares of common stock for $1,625,000 to sixteen "accredited investors" as defined in Rule 501(a) under the Securities Act. No underwriter was employed in connection with such issuance and no underwriting discount or commissions were paid in connections with such issuance. The issuance of Common Stock to such 16 holders of the Company's outstanding Common Stock was exempt from the registration requirements of the "Securities Act" pursuant to Section 3(a)(9) and/or 4(2) thereof.

     In August 1998 the Company sold for cash 50,000 shares of its common stock to a prospective employee and member of senior management, Bill Long an "accredited investor" for $25,000. This issuance was exempt from the registration requirements of the Securities Act of 1933, as amended pursuant to Section 3 (a)(9) and/or 4(2) thereof.

     In June 1997, the Company acquired the name and assets of DataStor from Allied Web, Inc., a Company controlled by John J. Harwer, together with the services of John J. Harwer who is experienced in the management of worldwide technical operations in the computer enhancements and computer peripherals industry. The purchase price of $191,640. was considered fair and equitable although the Company did not seek a valuation opinion from an independent source. Also in June 1997 the Company incorporated BRIDGE R & D, Inc., as it's wholly-owned subsidiary for the purpose of organizing several operating divisions under a separate entity. BRIDGE R & D's goal is to select, develop, market and sell computer peripheral products, computer component products and computer enhancement products.

     On September 1, 1997 the Company acquired all of the outstanding shares of NEWCORP TECHNOLOGY LIMITED, a Tokyo, Japan based Research and Development Corporation organized under the laws of Japan. The purchase price paid was $100,000 payable by the issuance of 100,000 shares of BRIDGE TECHNOLOGY, Inc. common stock

     On January 30, 1998 the Company acquired 150,000 shares of PTI Enclosures, Inc. ("PTI") at $1.00 per share and totaling $150,000. PTI is a privately held California company specializing in the design, development, production and sales of mass storage peripheral enclosures and power supplies to major OEM customers. The Company has solicited the remaining shareholders to acquire up to an additional 80% of PTI in an exchange of shares valued at $1.00 each. Approximately 79% of the shares of PTI have been placed with the escrow agent with closing set for December 31, 1998.

     The Company will continue to aggressively pursue additional key strategic investments, licensing and acquisitions in computer and electronics related field with an emphasis on components, computer enhancement and peripheral enhancement products.

Results of Operations for Fiscal Years ended 12/31/1996 and 1997

     Net Sales increased 100% from $2,200,000 in fiscal 1996 to $4,400,000 in fiscal 1997. Products and services mix for the fiscal year 1997 has changed substantially in comparison to prior year billings principally due to the development of new core business by the Company in United States and Japan

     Gross Profit increased 124% from $280,635 in fiscal 1996 to $627,398 in fiscal 1997 principally as a result of augmented sales volume. Gross profit as a percentage of net sales increased from 12.7% to 14% mainly due to the sales of certain popular computer accessories which carry higher profit margins.

     Selling and Administrative expenses increased 137% from $330,000 in fiscal 1996 to $760,000 in fiscal 1997 and increased as percentage of sales from 14.5% to 17%. The increase in SG&A expenses is principally attributed to the substantial increase in business from 1996 to 1997, and the related indirect expenses required to support the sales volume increase, principally indirect salaries and marketing expenses.

     Net loss increase 237% from $46,868 in fiscal 1996 to $158,022 in fiscal 1997. Net losses from 1996 and 1997 are essentially attributed to various startup costs associated with the substantial increase in business sales such as the setup of the organization and sundry related expenses to enable the Company to expand rapidly in the near future.


Effects of Inflation.

     The Company believes that inflation has not had a material effect on its' net sales and results of operations.


Results of Operations Six Months Ended June 30, 1998 as Compared to the Six Months Ended June 30, 1997.

     Net sales of $1,812,000 million for the six months ended June 30, 1998 decreased by $173,511 (8.7%) over net sales of $1,985,511 for the six months ended June 30, 1997 period. This decrease was due to the combined effects, from an decrease in sales volume in hard disks and from continued competitive pricing policies.

     Gross profit for the six months ended June 30, 1998 was $211,519, a 31.7% increase, when compared to $160,551 for the six months ended June 30, 1997 reflecting a growth in sales volume in terms of units. Gross profit as a percentage of net sales increased from 8.1% for the six months ended June 30, 1997 to 11.7% for the six months ended June 30, 1998.

     Selling, general and administrative expenses increased by $227,331 to $511,694 in the six months ended June 30, 1998 compared to $284,669 for the six months ended June 30, 1997. As a percentage of revenue, SG&A expenses increased from 14.3% in the six months ended June 30, 1997 to 28.2% in the six months ended June 30, 1998. The difference is due to primarily higher sales volume in the six months ended June 30, 1998 associated with higher selling expense and to a $34,000 increase in consulting fees, a $24,000 increase in depreciation expense, and an increase in marketing, travel and other expenses.

     Loss from operations increased from $124,118 in the six months ended June 30, 1997 to $300,175 in the six months ended June 30, 1998, principally reflecting higher selling, general and administrative expenses in the six months ended June 30, 1998. Operating loss as a percentage of net sales increased from 6.3% in six months ended June 30, 1997 to 16.6% in the six months ended June 30, 1998.

     Other expenses increased by $96,837 to $19,102 in the six months ended June 30, 1998 when compared to other income of $115,939 for the six months ended June 30, 1997. The difference was due to the other income of $124,306 that was no longer in existence in the six months ended June 30, 1998.

     Net loss increased to $319,277, or $0.14 per share for the six months ended June 30, 1998 compared to $8,179, or $0.01 per six months ended June 30, 1997.

Liquidity and Capital Resources

     Since current management acquired control of the Company in early 1997, the Company has financed its operations with internal generated cash and with the private placement of its securities totaling in excess of $1,600,000 to a limited number of accredited investors with knowledge of the Company's operations and plans to expand. The private placement commenced in June 1997 and was completed on or about June 30, 1998.

     The Company's capital requirements have been and will continue to be significant and its cash requirements have been sufficient to cover its cash flow from operations. At June 30, 1998, the Company had a working capital surplus of $903,786 and cash and cash equivalents of $118,683 compared to a working capital surplus of $1,196,757 and cash and cash equivalents of $55,032 at June 30, 1997. Since inception, the Company has satisfied its working capital requirements through revenues generated from operations, the issuance of equity and debt securities, and loans.

     Net cash used in operating activities in the six months ended June 30, 1998 was $599,081, as compared to $304,176 in the six months ended June 30, 1997 the difference is mainly due to net loss and increase in inventory, decrease in accounts payable and accrued liabilities, and changes in other operating activities.

     Net cash used in investing activities in the six months ended June 30, 1998 was $173,823 for the purchase of fixed assets and the purchase of PTI stock, as compared to $89,739 for the purchase of fixed assets in six months ended June 30, 1997.

     Net cash provided by financing activities in the six months ended June 30, 1998 was $875,691 as compared to $281,613 in the six months ended June 30, 1997. This reflects the issuance of stock in private placements.

     The Company believes that it can fund the growth of its core business with internally generated cash flow in addition to its substantial cash reserves from the private sale of its common stock.

Effects of Fluctuation in Foreign Exchange Rates

     The Company continues to buy products and services from foreign suppliers. The Company contracts for such products and services in U.S. dollars, thus eliminating the possible effect of currency fluctuations. The Company's wholly owned subsidiary, Newcorp Technology (Japan), was subject to such currency fluctuations and subsequently suffered losses due mainly to the decline of Japanese yen from 106 Yen/dollar to present rate of 138.29 Yen/dollar. In May, 1998, Newcorp Japan changed its sales contracts with its OEM customers from Japanese Yen to U.S. dollars in order to eliminate future material effect of currency fluctuations on its net sales and results of operations.

FLUCTUATIONS IN QUARTERLY RESULTS

     Quarterly results may be adversely affected in the future by a variety of factors, including the possible costs of obtaining capital, the delay in moving to leased facilities presently under construction, as well as the release of new products and promotions taking place within the quarter. The Company plans to fund research and development and to increase working capital requirements for the new products. To the extent that such expenses proceed, or are not subsequently followed by, increased revenues, the Company's business, operating results and financial condition will be adversely affected.

YEAR 2000 ISSUE

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing both the internal readiness of its computer systems and compliance of its computer products and software sold to customer's for handling the year 2000. The Company expects to implement successfully the systems programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial condition. There can be no assurance; however, that there will not be a delay in, or increased costs associated with the implementation of such changes, and the inability to implement such changes could have an adverse effect on future results of operations.

CAUTIONARY STATEMENTS AND RISK FACTORS

     Limited Operating History; History of Losses and Accumulated Deficits. While the Company has been in existence since 1969, its operations between 1975 and 1997 were limited to the exploration of acquisition opportunities. Bridge Technology Inc. and its subsidiary Bridge R & D Inc. have only been in operation since June 1, 1997. For the period from June 1, 1997 to December 31, 1997 the Company incurred a net loss of $8,929 and the six months ended June 30, 1998 the Company had a net loss of $320,777. At June 30, 1998, the Company's accumulated deficit was $909.927. The ability of the Company to obtain and sustain profitability will depend, in part, upon the successful marketing of existing products and the successful and timely introduction of new products. There can be no assurance that the Company will be able to generate and sustain net sales or profitability in the future.

Importance of New Product Development to Growth.

     The Company's ability to develop and successfully introduce new products will be a significant factor in the Company's ability to grow and remain competitive. Development of new product lines is risk intensive. New product development often requires long-term forecasting of market trends, the development and implementation of new designs, compliance with extensive governmental regulatory requirements and a substantial capital commitment. There are a number of manufacturing and design risks inherent in engineering high cost custom built prototypes upon which development and contracting decisions are often made, into commercial products able to be manufactured in large quantities at acceptable cost. Also, the computer peripheral industry is characterized by rapid technological change. As technological changes occur in the marketplace, the Company may have to modify its products in order to keep pace with these changes and developments. The introduction of products embodying new technologies, or the emergence of new industry standards, may render existing products, or products under development, obsolete or unmarketable. Any failure by the Company to anticipate or respond in a cost-effective and timely manner, to government requirements, market trends' or customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, operating results and financial condition.

Need For Additional Financing.

     Based on its current operating plan, the Company anticipates further capital will be required during the next twelve months to satisfy the Company's expected increased working capital and research and development requirements for its planned new products. The Company is currently exploring alternative to fulfill these requirements. No assurance can be given that additional financing will be available when needed or that, if available, it will be on terms favorable to the Company or its stockholders. If needed funds are not available, the Company may be required to curtail its operations, which could have a material adverse effect on the Company's business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, additional dilution to stockholders may occur.

Expansion through Undetermined Acquisitions and Joint Ventures.

     The Company intends to expand its product lines and domestic and international markets, in part, through acquisitions. The Company's ability to expand successfully through acquisitions will depend upon the availability of suitable acquisition candidates at prices acceptable to the Company, the Company's ability to consummate such transactions and the availability of financing on terms acceptable to the Company. There can be no assurance that the Company will be successful in completing acquisitions. Such transactions involve numerous risks, including possible adverse short-term effects on the Company's operating results or the market price of the Common Stock. These acquisitions and joint ventures may not be subject to approval or review by the Company's stockholders. The Company does not expect that it will obtain an appraisal by any independent appraisers with respect to any such acquisition. Certain of the Company's future acquisitions may also give rise to an obligation by the Company to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on the Company. In addition, integrating acquired businesses may result in a loss of customers or product lines of the acquired businesses and also requires significant management attention and may place significant demands on the Company's operations, information systems and financial resources. The failure effectively to integrate acquired businesses with the Company's operations could adversely affect the Company. In addition, the Company competes for acquisition opportunities with companies which have significantly greater financial and management resources than those of the Company. There can be no assurance that suitable acquisition opportunities will be identified, that any such transactions can be consummated, or that, if acquired, such new businesses can be integrated successfully and profitably into the Company's operations. Moreover, there can be no assurance that the Company's historic rate of growth will continue, that the Company will continue to successfully expand, or that growth or expansion will result in profitability.

Rapid Expansion of the Company's Business.
     From inception (June 1, 1997) through June 30, 1998, the Company has experienced rapid growth in revenues and geographic scope of operations. Any future growth may place a significant strain on management and on the Company's financial resources and information processing systems. The failure to recruit additional staff and key personnel, to have sufficient financial resources, to maintain or upgrade these financial reporting systems, or to respond effectively to difficulties encountered ruing expansion could have a material adverse effect on the Company's business, operating results and financial condition.

Reliance on International Sales and Distributors and General Risks of International Operations.

     For the six-month period ended June 30, 1998, international sales have accounted for approximately 57% of the Company's net sales, and the Company expects that international sales may increase as a percentage of sales in the future. Consequently, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements; fluctuations in the US dollar which could materially adversely affect US dollar revenues; tariffs and other barriers and restrictions; potentially adverse taxes; and the burdens of complying with a variety of international laws and communications standards. The Company's international sales involve potentially longer payment cycles and the Company may experience greater difficulty collecting accounts receivable. The Company currently depends on third party distributors for substantially all of its international sales. At June 30, 1998, the Company's international receivables accounted for 19% of the Company's accounts receivable, and international sales were approximately $1,050,743 or 58%, of the Company's total sales for the six-month period ended June 30, 1998. Certain of the company's third party distributors may also act as resellers for competitors of the Company and could devote greater effort and resources to marketing competitive products. The loss of or other significant reduction in sales to, certain of these third party distributors could have a material adverse effect on the Company's business and results of operations. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, especially Japan and China, in connection with its international operations. There can be no assurance that these risks of conducting business internationally will not have a material adverse effect on the Company's business. Further any failure by the Company to predict or plan for changes in the international arena could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence on Key Personnel.

     The Company's future performance will depend significantly upon its management, including Co-Chairman of the Board Tetsuji Aoyagi, Co-Chairman of the Board and Chief Executive Office, John J. Harwer, President James Djen, Director of Engineering, ADTX Senior Engineer Bill Long, and certain other key employees of the Company. The loss of service of one or more of these persons could have a material adverse effect on the Company's business and operations. The Company has entered into Employment Agreements with John J. Harwer and Bill Long, the Company's Director of Engineering and ADTX Senior Engineer pursuant to which they each have agreed to render services to the Company for a period of five years. The Company does not maintain any insurance on the lives of its senior management. In addition, the Company's success will be dependent upon its ability to recruit and retain qualified personnel. Any failure by the Company to retain and attract key personnel could have a material adverse effect on the Company's business, operating results, and financial condition.

Limited Proprietary Protection.

     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company's proprietary technology is not protected by any patents. Consequently, the Company relies primarily on trademark, trade secret and copyright laws to protect its technology. Also, the Company has implemented a policy that most senior and technical employees and third-party developers sign nondisclosure agreements. However, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not be able to develop similar or superior technology independently. Also, the Company has no license agreements with the end users of its products, so it may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. If litigation is necessary in the future, to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition. Ultimately, the Company may be unable, for financial or other reasons, to enforce its rights under intellectual property laws. In addition, the laws of certain countries in which the Company's products are or may be distributed may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

     The Company believes that its products do not infringe upon any valid existing proprietary rights of third parties. Although the Company has received no communication from third parties alleging the infringement of proprietary rights of such parties, there can be no assurance that third parties will not assert infringement claims in the future. Any such third party claims, whether or not meritorious, could result in costly litigation or require the Company to enter into royalty or licensing agreements. There can be no assurance that the Company would prevail in any such litigation or that any such licenses would be available on acceptable terms, if at all. If the Company were found to have infringed upon the proprietary rights of third parties, it could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products, any of which alternatives, individually or collectively could have a material adverse effect on the Company's business, operating results and financial condition.

Limitation of Liability and Indemnification.

     The Company's Amended and Restated Certificate of Incorporation limits, to the maximum extent permitted by the Nevada General Corporation Law ("Nevada Law), the personal liability of directors for monetary damages for breach of their fiduciary duties as a director, and provides that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company has entered into indemnification agreements with its directors and executive officers which may require the Company, among other things, to indemnify such directors or executive officers against liabilities that arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company has not purchased director's and officer's liability insurance. Nevada Law provides that a corporation may indemnify a director, officer, employee or agent made, or threatened to be, a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect of any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. Nevada Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Amended and Restated Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISION, OR OTHERWISE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Product Liability.

     Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim or claim arising as a result of use of the Company's products brought against the Company, or negative publicity attendant to any such claim, could have a material adverse effect upon the Company's business, operating results and financial condition. The Company intends to procure product liability insurance with coverage limits of $1,000,000 per occurrence and $1,000,000 per year. While the Company believes that these amounts are sufficient, there can be no assurance that amounts are adequate insurance coverage, there can be no assurance that the amount of insurance will be adequate to satisfy claims made against the Company in the future, or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

Safe Harbor Statement.
     Statements which are not historical facts, including statements about the Company's confidence and strategies and its expectations about new and existing products, technologies and opportunities, market and industry segment growth, demand and acceptance of new and existing products are forward looking statements that involve risks and uncertainties. These include, but are not limited to, product demand and market acceptance risks, the impact of competitive products and pricing; the results of financing efforts; the loss of any significant customers of any business; the effect of the Company's accounting policies; the effects of economic conditions and trade, legal, social, and economic risks, such as import, licensing, and, trade restrictions; the results of the Company's business plan and the impact on the Company of its relationship with its lenders.

     Several of the matters discussed in this document contain forward-looking statements that involve risks and uncertainties. Factors associated with the forward-looking statements, which could cause actual results to differ materially from those projected or forecast in the statements, appear below. In addition to other information contained in this document, readers should carefully consider the following cautionary statements and risks factors.


     Statements of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standards provide accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operation.

     Statement of Financial Accounting Standards No. 128, (SFAS No. 128), "earnings Per Share", issued by the Financial Accounting Standards Board
(FASB) is effective for financial statements issued for the period ending after December 315, 1997, including interim periods. The SAFS 128 requires restatement of all periods EPS data presented. The new standard also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The Company has not determined the effect of its EPS calculation from the adoption of this statement.

     Statement of Financial Accounting Standards No. 129 (SFAS No. 129), "Disclosure of Information about Capital Structure", issued by the Financial Accounting Standards Board (FASB) is effective for financial statements issued ending after December 15, 1997. The new standard reinstates various securities disclosure requirements previously in effect under Accounting Principles Board Opinion No. 15, which has been superseded by SFAS No. 129. The Company does not expect adoption of SFAS No. 129 to have any material effect, if any on its financial position of operations.

     Statement of Financial Accounting Standards No. 130 (SFAS No. 130), "Reporting Comprehensive Income", issued by the Financial Accounting Standards Board (FASB) is effective for financial statements issued ending after December 15, 1997. Earlier application is permitted. SFAS No. 130 establishes certain standards for reporting of comprehensive income and its components in a full set of general-purpose financial statements. The Company has not determined the effect on its financial position or results of operations, if any, from the adoption of this statement.

     Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosure about Segments of an Enterprise and Related Information", issued by the Financial Accounting Standards Board (FASB) is effective for financial statements with fiscal year beginning after December 15, 1997. The new standard requires that public business enterprises report certain financial information about operating segments of interim periods issued to shareholders. It also requires that public business enterprise report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company has not determined the effect on its financial position or results of operations, if any, from the adoption of this statement.


Speculative Nature of Company's Proposed Plan.

     The success of the Company's proposed plan of operation will depend to a great extent on it management with limited financial resources. Present funding is expected to be sufficient to sustain the Company's present operation through June 1999. If profitable business is not developed quickly, the Company will need outside financing to continue its operations. There is no assurance that outside financing will be available to the Company, and if such financing were available that the terms of such proposed financing would be acceptable to the Company.

Lack of Market Research or Marketing Organization.

     The Company has determined on its own that a market demand exists for the Company's contemplated business. The Company does not have a separate marketing organization. Present management will market the Company's products and services on a division basis as they are developed. Even if demand identified for computer peripheral concepts to be developed by the Company, there is no assurance the Company will be successful in business. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood be limited in nature until the Company obtains additional financing expected to be required in calendar year 2000. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular specific field, and therefore increase the risks associated with the Company's operations.

Regulation.

     Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Lack of Control by Management.

     Management of the Company, except for John J. Harwer, Co-Chairman & Chief Executive Officer and Bill Long Director of Engineering and General Manager of the ADTX USA division consists of employees "At will". Therefore, if the Company is not successful, management may be replaced by the shareholders. Removal of one or more present officers and directors of the Company and a corresponding reduction in, or elimination of, their participation in the future affairs of the Company, would have a negative effect on the business prospects of the Company.

Item 3.  Description of Property.

     The Company has minimal properties and at this time has no agreements to acquire any properties. The Company's corporate offices, and the offices of its subsidiary Bridge R&D, Inc., are located in sublet facilities at 12601 Monarch Street, Garden Grove, CA. 92841. The Company is expecting to move into 10,000 square feet of office and warehouse space to house its corporate and operating divisions at 12601 Monarch Street, Garden Grove, CA. 92641.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.




Name and Address of      Preferred     Common         %
Title of                                                      Class
Beneficial Owner          Shares       Shares                 Ownership
-----------------------------------------------------------------------
James Djen
12601 Monarch Street                  100,000       2.5          Common
Garden Grove, CA 92705

John T. Gauthier (1)
10532 Walker St. #B                         0         0          Common
Cypress, CA 90630

John J. Harwer (1)
12601 Monarch Street                  700,000      14.6          Common
Garden Grove, CA 92841

Tetsuji Aoyagi (1)
2-12-38, Aobadai, Aoba-Ku             200,000       4.9          Common
Yokohama-Shi, Kanagawa-Ken, Japan

Robert Walling, Esq.
3 Park Plaza, Ste. 1735                     0         0          Common
Irvine, CA 92714

Hideki Watanabe (1)
4-14-2 Nagatsuda, Midori-Ku           200,000       4.9          Common
Yokohama-Shi, Kanagawa-Ken, Japan

Cayman Computer
Alliance Corporation
4 Park Plaza 16th Fl.                 413,206      10.1          Common
Irvine, CA 92623

COMMON
All Officers &                      1,200,000      25.53         Common

Directors as a Group (2)
(1) Officer and/or Director of the Company.
(2) The balance of the Company's outstanding Common Shares are held by more than 1700 persons.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are as follows:


Name                     Age    Position

John J. Harwer            51	  CEO & Co-Chairman of the Board

Tetsuji Aoyagi            45	  Co-Chairman of the Board

James Djen                44    President and Director

John T. Gauthier          70	  CFO & Director

Robert Walling, Esq.      53	  Director

Hideki Watanabe           48	  Director



The above listed directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between executive Officers and Directors of the Company.


RESUMES:

     James Djen is President and a Director of the Company since November 2, 1998. From January 1994 to date he is the President and Chairman of the Board of PTI Enclosures, Inc. a computer peripheral manufacturing company that the Company owns a 10% interest and is in the process of attempting to acquire additional shares up to 80%. From June 1985 to 1994 he was a Director and Executive Vice President of CMS Enhancement, a New York, Stock Exchange firm. Mr. Djen was granted a Bachelor of Science Degree in Electrical Engineering from National Taiwan University in 1977; a Master of Science Degree in Electrical Engineering from Connecticut's Bridgeport University in 1978 and a Master of Science Degree in Electrical Engineering in 1981 from California State University. Mr. Djen will devote full time to the Company.


     John J. Harwer is Chief Executive Officer of the Company since June 1997 and Co-Chairman of the Board of Directors since April 1998. From January 1996 to May 1997, Mr. Harwer owned and managed a computer distribution company, Allied Web Inc. with $35 million in 1996 annual sales. From May 1994 to April 1996, he was a majority owner of SimmSun, Inc. a supplier of computer memory and components to the various domestic and international companies. From January 1990 to May 1994, he was Vice President of Operations and New Product Development for CMS Enhancements, a $200 million NYSE computer peripheral company. From 1971 through 1989, he held senior engineering, marketing and management positions with several companies in the computer industry including Hewlett-Packard, Raytheon, Gerber Scientific, PICKER NUCLEAR, GENRAD, Calcomp, etc.. Mr. Harwer also served as technology consultant to Burroughs (UNISYS), SHARP USA, GRAPHTEC, HOUSTON INSTRUMENTS, AMTEC and others. He received his master of Computer Science degree from Charles University, Prague, Czechoslovakia in 1971. He took graduate studies in Communications at Northeastern University, Boston, Massachusetts, in addition to two years of legal training focused on Contracts and Intellectual Property. Later while working full time he studied law at night with focus on Contracts and Intellectual Property. He also took advanced studies in Fault Tolerant Computing and Data Security at UCLA. He also attended MBA courses at graduate night school of Business at Cal State Fullerton. He has conducted and participated in numerous management and technology seminars and conferences. Mr. Harwer devotes full time to the operations of the Company.

     Tetsuji Aoyagi is the Co-Chairman of the Board of Directors of the Company since April 1998. He is also the President, Chief Executive Officer and Director of Digital Stream Corporation, a Tokyo, Japan based R&D company. Mr. Aoyagi has over 17 years experience in Research and Development of high technology products, especially in the field of Optical Media Storage and Human Interface field. From 1980 until 1984 he worked at Thompson Research and Development Corporation, where he was responsible for all the consumer product developments as a special Scientific Adviser to the President. In 1985 he founded MOST Corporation in Los Angeles, California, where he was responsible for 3.5 inch Magneto-optical disc drive. Mr. Aoyagi became the General Manager and was responsible for marketing of this Magneto-Optical drive to OEM accounts until 1987. In1987 he founded Digital Stream Corporation in Yokohama, Japan where he is responsible for corporate management. Mr. Aoyagi also served as the Chairman of the Board of Data Stream cooperation, a Joint Venture organized by the Singapore Government and Creative Technology. Mr. Aoyagi received his M.Sc. Degree in Optics in 1974 from the State University of Pennsylvania at Edinboro. Mr. Aoyagi devotes as much time as possible concurrent with his other responsibilities.

     John T. Gauthier is the Chief Financial Officer and Director of the Company, and he was the Chairman of the Board of Directors from March 1997 until April 1998. He is also the Secretary-Treasurer, Chief Financial Officer and Director of the Exell Corporation since June 1995. Since 1984 he is the President of Cottesloe Capital Corporation, a due diligence consulting firm to small businesses. He was Chairman of the Board and Executive Vice President of Americare International Inc., a small capitalization public company in the medical field, from January 1990 to December 1993. Mr. Gauthier was President and Chairman of the Board of Bond Street Capital Corporation, a small New York-based investment banking firm, from September 1986 to October 1988. For twelve years Mr. Gauthier was President and Chairman of the Board of Datronic Engineers Inc., a small capitalization public company engaged in the design, furnishing and installation of long range telecommunications systems internationally. For six years he was Director of Finance and Administration for Northrop Corporation's subsidiary: Page Communications Engineers, a leading international telecommunications company. He was a former management consultant to the Executive Director of the International Monetary Fund of the World Bank. He was also a Founder and Director of the Free State Bank and Trust Company in Potomac, Maryland. Mr. Gauthier received a Bachelor of Science Degree in Finance from Fordham University in 1953 and completed the MBA program at the Graduate School of Business, George Washington University in 1957. Mr. Gauthier also completed two years of legal training at the Georgetown University Law Center in 1959. Mr. Gauthier devotes as much time as is necessary as the CFO of the Company.

     Robert Walling, Esq., is a Director since March 1997. From 1973 until 1975 he was with the legal department of Bank of America, San Francisco, California. From 1988 until he was a partner at Friedman, Peterson, Walling & Lau, a Law practice devoted to mortgage banking, real estate, corporate and tax law. From 1995 Mr. Walling has been in private practice in Newport Beach, California specializing in mortgage banking, real estate, corporate law and tax law. Mr. Walling received LLM degree in taxation from New York University of Law. He also received Juris Doctor degree from University of California, Hastings College of Law, and Bachelor of Arts from University of California. Mr. Walling is a Judge Pro Tem at Harbor Municipal court.Mr. Walling will devote as much time to the company as may reasonably be required.

     Hideki Watanabe is a Director of the Company since April 1998. Mr. Watanabe is also the current President of NEWCORP TECHNOLOGY LIMITED, a Tokyo, Japan based electronics technology R&D and sales company that was acquired by Bridge in September 1997. He graduated from Nihon Physical Education College in 1972. From 1972 until 1982 he worked for Wakou-Shoji. From 1983 until 1984 he was the President of Seiei Corporation. In 1995 he co-founded and became the President of Newcorp Technology Limited, where he is responsible for international sales and marketing of high technology products for the company. Mr. Watanabe devotes full time to the Company's operations in Japan.


     Karen Chiu is the designated Controller of the Company, effective January 1, 1999. Ms. Chiu is the Controller of PTI Enclosures, Inc. since 1994. She acquired her Bachelor of Business Administration Degree from Providence College in Taiwan in 1975 and her Master of Business Administration from the University of Missouri in 1978. Ms. Chiu is expected to devote full time to the Company.

     Richard Fox is General Manager of PTI Enclosures, Inc. since 1990. Mr. Fox worked in various executive capacities over the past ten years, from President of Sigma Sales 1980 to 1990 and General Manager and Vice President of operations for Plessey Peripheral Systems 1980 to 1985. Mr. Fox was awarded a Bachelor's Degree in Electrical Engineering from Utah State University in 1969 and a Masters Degree in Business Administration from Iowa University in 1972. Mr. Fox is expected to devote full time to PTI's operations.


Conflicts of Interest.

     Certain members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as Officers and Directors of the Company. Insofar as these officers and directors are engaged in other business activities, management anticipates they will devote less than full time to the Company's affairs. The officers and directors of the Company are now and may in the future become shareholders, Officers or Directors of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company' s proposed business operations.

     The Officers and Directors are, so long as they are Officers or Directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the Officer or Director. If the Company or the companies in which the Officers and Directors are affiliated with both desire to take advantage of an opportunity, then said Officers and Directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions. Investment Company Act of 1940 Although the Company will be subject to regulation under the Securities Act of 1934 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities in the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.



Item 6. Executive Compensation.

     The Company has entered into a five-year employment contract with John J. Harwer effective June 1, 1997 as its CEO at an annual salary of $200,000, with Mr. Harwer having the election to take up to 50% of his salary in Common Stock of the Company at fair market value at the time of the election. To date no compensation has been taken in common stock. Should Mr. Harwer ever make this election additional compensation will be recorded for the difference between fair value and book value of stock issued under salary. In 1997 Mr. Harwer received $56,000.03 representing less than 31% of his remuneration per employment contract. Mr. Harwer agreed to waive the balance due including unpaid fringe benefits for the year 1997. No other officers or Directors receive any compensation for their respective services rendered to the Company, and none have received such compensation in the past.



No retirement, pension, profit sharing or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees, except for the Company's Incentive Stock Option Plan.

Item 7.  Certain Relationships and Related Transactions.

     There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation except as disclosed in the Notes to the financial statements.

Item 8.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 9.  Market Price for Common Equity and Related Stockholder Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market for at least the past 10 years. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the market for the Company's securities except that the Company has recently received tentative approval for the stock symbol BRDG from the OTC Bulletin Board. Management does not intend to initiate any such discussions until such time as the Company has become a fully reporting company, on a voluntary basis, with the SEC and has filed all the Financial Statements and disclosure documents. There is no assurance that a trading market will ever develop or, if such a market does in fact develop, that it will continue.

     a. Market Price.   The Company's Common Stock is not quoted at the
present time. Effective August 11, 1993 the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The Company eventually expects to qualify for listing on the NASDAQ National Market System upon completion of its operation for the fiscal year ending December 31, 1999. In the interim, and after the Company has become a reporting company with the SEC, the Company expects to be listed on the OTC Bulletin Board, the electronic inter-dealer quotation system operated by the NASD for securities not quoted on NASDAQ under the symbol BRDG. Management's plans are to develop the Company to a level which will allow the Company's securities to be traded within the aforesaid limitations. However, there can be no assurances that the Company will ever qualify its securities for listing on NASDAQ or some national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future, may result in the discontinuance of the inclusion of the Company's securities on a National Exchange. In such events, trading, if any, of the Company's securities may then continue in the non-NASDAQ Over-the- Counter (OTC) Bulletin Board. As a result a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value, of the Company's securities.


     b. Shareholders. There are more than 1,700 shareholders of record of the Company's Common Stock.

     c. Dividends. The Company has not paid any dividends to date on the Common Stock and has no plans to do so in the immediate future.

Item 10.  Recent Sales of Unregistered Securities.

     The Company sold 500 shares of Preferred Stock to five accredited investors for $100.00 cash per share in April, 1997 which were ultimately converted into 100,000 shares of common stock of the Company in September 1998. In addition the Company sold 3,250,000 shares of its Common Stock in a Private Placement for cash to the following 17 "accredited investors" for $0.50 per share for a total of $1,625,000. No underwriters were used in the Private Placement and no commissions were paid, either directly or indirectly to anyone, and no discounts were given to any investor.


                                       COMMON STOCK
DATE:       NAME:                 SHARES:      PRICE/SHARE:    TOTAL:
06/30/1997  Harwer, John J.       100,000      $0.50          $50,000
09/23/1997  Harwer, John J.       300,000       0.50          150,000
12/31/1997  Harwer, John J.       300,000       0.50          150,000
06/30/1997  Cheng, Edwin          150,000       0.50           75,000
09/23/1997  Liu Han Hsing          60,000       0.50           30,000
09/23/1997  Hiroshi Watanabe       60,000       0.50           30,000
07/18/1997  Golden Excel          200,000       0.50          100,000
12/31/1997  Perimeter Holding Ltd 200,000       0.50          100,000
12/31/1997  Liu Han Huei           50,000       0.50           25,000
12/31/1997  Fan Hung Ta           130,000       0.50           65,000
12/31/1997  Djen, James           300,000       0.50          150,000
12/31/1997  DoTop Lo               50,000       0.50           25,000
12/31/1997  Cayman Computer Corp. 400,000       0.50          200,000
12/31/1997  Winston Gu             70,000       0.50           35,000
12/31/1997  Chin Lan Lee           30,000       0.50           15,000
12/31/1997  Watanabe, Hideki      150,000       0.50           75,000
12/31/1997  Watanabe, Hiroshi     150,000       0.50           75,000
12/31/1997  Aoyagi, Tetsuji       300,000       0.50          150,000
12/31/1997  Gheude, Michel        200,000       0.50          100,000

TOTAL SHARES SUBSCRIBED:        3,250,000       0.50       $1,625,000



NOTE: As of November 13, 1998 all subscriptions have been paid in cash.
In addition in connection with the acquisition of NEWCORP TECHNOLOGY LTD., the Company issued 100,000 shares of restricted common stock to the following individuals: Hideki Watanabe 50,000 shares, Hiroshi Watanabe 50,000 shares. The Company also issued 50,000 shares of its common stock to Bill Long for $25,000 cash in connection with his employment as Senior Engineer of the ADTX division of the Company. Some of the shares of Common Stock of the Company previously issued during the period from 1969 through December 31, 1970 have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1934, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act. As of the date of this report and except for recent sales of securities, all of the restricted shares issued and outstanding of the Company's Common Stock are eligible for sale under Rule 144 or Rule 145 promulgated under the Securities Act of 1934, as amended, subject to certain limitations included in the said Rules.



     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 145 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. Any sales made under Rule 144 or Rule 145 could have a depressive effect on any market of the Company's shares that may develop.



Item 11.  Description of Securities.

     The Company is authorized to issue 10, 000, 000 shares of Common Stock, par value $0.01 per share and 500 shares of Preferred Stock, stated value $1.00 per share and hereby registers 756,240 shares of Common Stock previously issued by the Company and the underlying 100,000 shares of Common Stock issued in the conversion of the Preferred Stock. In March 1997, the Company's Board of Directors authorized a reverse split of the Company's issued and outstanding common stock, whereby one share of Common Stock was issued for every two shares of Common Stock issued and outstanding. See enclosed "Financial Statements." Thereafter in April 1997, the Company sold 500 shares of Preferred Stock at $1.00 stated value per share for $50,000 to five "accredited investors", the Preferred Shares were converted into 100,000 shares of common stock in September 1998. Each share of Preferred Stock is convertible into 200 shares of Common Stock. The Preferred Stock accrues a 6% dividend per annum on a quarterly basis. The Company's presently 4,256,420 shares of Common Stock issued and outstanding are held by approximately 1700 of record.



Common Stock.

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Shares.

     Shares of Preferred Stock may be issued from time to time in one or more Series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such Series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At present the Company has 500 preferred shares authorized and none outstanding.

Warrants.

     The Company has authorized the issuance of up to 1,000,000 Warrants to purchase the common stock of the Company. These Warrants may be issued from time to time in one or more classes and at various redeemable prices as may be determined by the Board of Directors.



Item 12.  Indemnification of Directors and Officers.

      Article 9 of the Articles of incorporation of the Company, as amended, sets forth certain indemnification rights. The Articles of incorporation of the Company provide that the Company shall possess and may exercise all powers of indemnification of officers, directors, employees, agents and other persons and all powers and authority incidental thereto. The Company's Board of Directors is authorized and empowered to exercise all of the Company's powers of indemnification without shareholder action. The assets of the Company could be used or attached to satisfy any such liabilities subject to such indemnification.
See:  "Cautionary Statements and Risk Factors".



Item 13. Financial Statements

                    Bridge Technology, Inc. and Subsidiaries



                             -----------------------




               Report on Audited Consolidated Financial Statements

                 For the Years Ended December 31, 1996 and 1997



                             -----------------------

                    Bridge Technology, Inc. and Subsidiaries

                   Index to Consolidated Financial Statements



Report of Independent Certified Public Accountants                  F-2

Consolidated Financial Statements
     Balance Sheets                                                 F-3
     Statements of Operations                                       F-4
     Statements of Shareholders' Equity                             F-5
     Statements of Cash Flows                                       F-6
     Summary of Accounting Policies                                 F-7
     Notes to Financial Statements                                  F-11

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Shareholders of
Bridge Technology, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Bridge Technology, Inc. (a Nevada corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridge Technology, Inc. and subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.



BDO Seidman, LLP

Los Angeles, California
June 15, 1998

                    Bridge Technology, Inc. and Subsidiaries

                           Consolidated Balance Sheets


                                                         December 31, 1997
--------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                       $    55,032
   Accounts receivable (Note 6)                                 1,614,622
   Subscription receivable (Note 7)                             1,150,000
   Other receivables (Note 6)                                      96,941
   Inventory                                                       98,717
   Other current assets                                            21,085
-------------------------------------------------------------------------
Total current assets                                            3,036,397
-------------------------------------------------------------------------
Property and equipment, net (Note 1)                               94,085
Trademark, net of amortization of $4,550                            3,800
Insurance receivable                                               21,903
Deferred income tax                                                54,580
Other assets                                                       24,900
--------------------------------------------------------------------------

Total assets                                                  $ 3,235,665
=========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable (Note 6)                                   $ 1,506,014
  Notes payable (Note 4)                                               --
  Accrued liabilities                                              16,857
  Loans payable (Notes 3 and 6)                                   302,115
  Other liabilities (including $2,176 income tax payable)          14,654
-------------------------------------------------------------------------
Total current liabilities                                       1,839,640
-------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 5 and 10)

SHAREHOLDERS' EQUITY (Notes 6 and 7):
  Convertible, cumulative and redeemable preferred stock, $1 stated
 value per share, 500 shares authorized and outstanding,
    redeemable at $50,000                                          50,000
  Common stock; par value $0.01 per share, authorized 10,000,000 shares, 856,240 shares outstanding at December 31, 1996,
    1,606,240 shares outstanding at December 31, 1997              16,062
  Additional paid-in capital                                      742,560
  Stock subscribed                                              1,150,000
  Accumulated deficit                                            (559,154)
  Translation adjustment                                           (3,443)
-------------------------------------------------------------------------
Total shareholders' equity                                      1,396,025
-------------------------------------------------------------------------
Total liabilities and shareholders' equity                    $ 3,235,665
=========================================================================

               See accompanying summary of accounting policies and
                   notes to consolidated financial statements.

                    Bridge Technology, Inc. and Subsidiaries

                      Consolidated Statements of Operations

Year ended                                       12/31/1996    12/31/1997
--------------------------------------------------------------------------
                                                         (Unaudited)
Net sales (Notes 6 and 8)                       $ 2,213,330   $ 4,414,001
Cost of sales                                     1,932,695     3,786,603
-------------------------------------------------------------------------
Gross profit                                        280,635       627,398
Selling, general and administrative expense         322,763       764,120
-------------------------------------------------------------------------
Loss from operations                                (42,128)     (136,722)
Other income (expense):
   Interest (expense) income, net                    (5,333)      (10,943)
   Other income (expense)                             1,269       (36,635)
-------------------------------------------------------------------------
Loss before income taxes                            (46,192)     (184,300)
Income taxes provision (Note 2)                         644       (27,778)
-------------------------------------------------------------------------
Net loss                                            (46,836)     (156,522)

Dividends applicable to preferred stock                  --        (1,500)
-------------------------------------------------------------------------
Net loss applicable to common shares              $ (46,836)   $ (158,022)
=========================================================================
Weighted average number of common stock outstanding 856,240     1,160,624
=========================================================================
Basic earnings per share                            $ (0.05)      $ (0.14)
=========================================================================


               See accompanying summary of accounting policies and
                  notes to consolidated financial statements.

                    Bridge Technology, Inc. and Subsidiaries

                 Consolidated Statements of Shareholders' Equity
              For the Years Ended December 31, 1995, 1996, and 1997



               Preferred Stock     Common Stock    Additional
               ---------------     -----------     Paid-in   Accumulated
               Shares   Amount    Shares Amount    Capital   Deficit
-------------------------------------------------------------------------
-
Balance, Jan. 1, 1996  --    $ --   856,240  $8,562 $375,060 $(354,298)
(unaudited)
Translation adjustment --      --        --      --       --        --
(unaudited)
Net loss (unaudited)   --      --        --      --       --   (46,836)
-------------------------------------------------------------------------
Balance 12/31/1996     --      --   856,240   8,562  375,060  (401,132)

Issuance of preferred
stock on April 1, 1997 500 50,000        --      --       --        --
  (Note 7)
Issuance of common stock
  (Note 7)             --      --   750,000   7,500  367,500        --
Stock subscribed       --      --        --      --       --        --
Net loss               --      --        --      --       --  (156,522)
Dividends paid         --      --        --      --       --    (1,500)
Translation adjustment --      --        --      --       --        --
----------------------------------------------------------------------
BALANCE 12/31/1997    500 $50,000 1,606,240 $16,062 $742,560 $(559,154)




                             Stock         Translation
                         Subscription      Adjustment        Total
-----------------------------------------------------------------------
BALANCE 1/1/1996         $        --      $    (1,102)      $    28,222
(unaudited)
Translation adjustment            --           (5,830)           (5,830)
(unaudited)
Net loss (unaudited)              --               --           (46,836)
-----------------------------------------------------------------------
BALANCE 122/31/1996               --           (6,934)          (24,444)

Issuance of preferred
stock on April 1, 1997            --               --            50,000
 (Note 7)
Issuance of common stock
 (Note 7)                         --               --           375,000
Stock subscribed           1,150,000               --         1,150,000
Net loss                          --               --          (156,522)
Dividends paid                    --               --            (1,500)
Translation adjustment            --            3,491             3,491
-----------------------------------------------------------------------

BALANCE 12/31/1997       $ 1,150,000           (3,443)      $ 1,396,025



      See accompanying summary of accounting policies and notes to consolidated financial statements.

                    Bridge Technology, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                Increase (Decrease ) in Cash and Cash Equivalents

Year end 12/31/                                 1996            1997
-----------------------------------------------------------------------
                                                    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                $ (46,836)      $(158,022)
   Adjustments to reconcile net loss
      to net cash provided by
     (used in) operating activities:
   Depreciation and amortization               5,055          41,972
   Provision for doubtful accounts            (1,195)          1,645
     Loss on disposal of fixed assets            423              --
Increase (decrease) from changes in operating
 assets and liabilities:
         Trade receivables                  (393,519)       (946,555)
         Inventory                                --         (98,717)
         Other receivables                   (39,414)        (54,936)
         Prepaid and other assets             (2,571)        (18,304)
         Other assets                             --        (101,383)
Accounts payable and accrued liabilities     576,289         825,169
         Other liabilities                       586           3,770
-----------------------------------------------------------------------
Net cash provided by
(used in) operating activities                98,818        (505,361)
-----------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property,
 plant and equipment                         (40,279)        (92,993)
Intangible assets                                 --          (7,800)
Proceeds from sale of property,
 plant and equipment                             487              --
-----------------------------------------------------------------------
Net cash used in investing activities        (39,792)       (100,793)
-----------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Borrowings on loans payable                 165,500         479,476
 Payments on loans payable                        --        (380,793)
 Payments on notes payable
  and related interest                            --         (52,227)
 Net proceeds from issuance
  of preferred stock                              --          50,000
 Net proceeds from issuance
  of common stock                                 --         375,000
-----------------------------------------------------------------------
Net cash provided by
 financing activities                        165,500         471,546
-----------------------------------------------------------------------
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                             (24,348)        (35,519)
-----------------------------------------------------------------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS                   200,178        (170,217)
CASH AND CASH EQUIVALENTS,
 beginning of year                            25,071         225,249
-----------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
 end of year                               $ 225,249       $  55,032
=======================================================================
CASH PAID DURING THE YEAR FOR
   Interest                                    1,781          33,051
   Income taxes                             $    663       $     570
=======================================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

                    Bridge Technology, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                Increase (Decrease ) in Cash and Cash Equivalents



In November 1997, the Company issued 100,000 shares of common stock to acquire 100% ownership of Newcorp Technology Limited located in Japan.

              See accompanying summary of accounting policies and
                  notes to consolidated financial statements.

                    Bridge Technology, Inc. and Subsidiaries

                         Summary of Accounting Policies



BASIS OF PRESENTATION

Bridge Technology, Inc. (formerly "Land Acquisition and Nevada Development Corporation (the "Company") was organized under the laws of the State of Nevada on April 15, 1969 to conduct real estate business. The Company was unsuccessful in its real estate business accumulating losses in excess of $280,000 and operations ceased in 1972 and prior management kept the Company inactive.

During April 1997, Cayman Computer Alliance Corporation purchased control of the Company from prior management in a private transaction. After this transaction, the name of Land Acquisition and Nevada Development Corporation was changed into Bridge Technology, Inc. At present, the Company is located in California and is primarily engaged in development and distribution of various hardware, software, and peripheral products used in computer systems and sales to value added resellers and system integrators.

On November 1, 1997, the Company exchanged 100,000 shares of its common stock for 100% of issued and outstanding common shares of Newcorp
Technology Limited, a research and development corporation organized under the laws of Japan. This transaction was accounted for as a pooling of interest transaction.

As of December 31, 1997 the Company has two wholly-owned subsidiaries. The domestic one was formed in April 1997 and commenced operation on June 1, 1997 with the name of Bridge R&D, Inc. The other is Newcorp Technology Limited, which started operation in Japan on January 19, 1995.

UNAUDITED INFORMATION

The information for the year ended December 31, 1996 is unaudited.

BASIS OF ACCOUNTING

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements are presented in U.S. dollars.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

During the normal course of business, the Company extends unsecured credit to its customers who are located in various geographical areas. Typically credit terms require payment made by thirtieth day following the sale. The Company evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company provides an allowance for doubtful accounts based on its continuing evaluation of its customers' credit risk. The Company does not require collateral from its customers. The Company maintains its cash accounts at credit worthy financial institutions.

                    Bridge Technology, Inc. and Subsidiaries

                         Summary of Accounting Policies



INVENTORIES

Inventories consist principally of microcomputer component parts and are stated at the lower of cost (first-in, first-out) or market.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The financial position and results of operations of the Company's foreign subsidiary are determined using local currency as the functional currency. Assets and liabilities of the subsidiary are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital is injected. Income statement accounts are translated at the average rate of exchange during the year. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in operations.

The exchange rates as of December 31, 1996 and 1997 are $1 = 116.07 yen and 132.40 yen, respectively. The average rate of exchange during 1996 and 1997 are $1 = 108.7611 yen and 121.6015 yen, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation and amortization are computed primarily utilizing the straight-line method over the estimated useful lives of the assets as follows:

                                                  Estimated Useful
                                                  Life (in Years)
                                                  ----------------
        Computer equipment                                7
        Furniture, fixtures and equipment                 7
        Vehicles                                          5

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterment to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the income statements.

REVENUE RECOGNITION

The Company recognizes revenue when the risk of loss for the product sold passes to the customer and any right of return can be quantified, which is generally when goods are shipped.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, trade accounts receivable, notes receivable, trade accounts payable and accrued payable are reasonable estimates of their fair value because of the short maturity of these items. The carrying amounts of the Company's credit facilities approximate fair value because the interest rates on these instruments are subject to change with market interest rate.

                    Bridge Technology, Inc. and Subsidiaries

                         Summary of Accounting Policies


USE OF ESTIMATES

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts receivable and the deferred income tax asset allowance. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the period that covers the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

EARNINGS PER SHARE

In 1997, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No.
128). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any diluted effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where applicable, restated to confirm to the requirements of SFAS No. 128.

NEW ACCOUNTING PRONOUNCEMENTS NOT ADOPTED YET

In June 1997, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statements that is displayed with the same prominence as other financial statements.

Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131) supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. (SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

                    Bridge Technology, Inc. and Subsidiaries

                         Summary of Accounting Policies



Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                    Bridge Technology, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



NOTE 1.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consists of:

December 31, 1997
-----------------------------------------------------------------------
Furniture, fixtures and equipment                             $  44,380
Vehicles                                                         34,856
Computer equipment                                               53,909
-----------------------------------------------------------------------
Subtotal                                                        133,145
Accumulated depreciation and amortization                       (39,060)
-----------------------------------------------------------------------
Property, plant and equipment, net                            $  94,085
=======================================================================

NOTE 2.  INCOME TAXES

The provision for taxes on income is as follows:

December 31,                                    1996            1997
-----------------------------------------------------------------------
Current
     Federal                                $     --        $     --
     State                                                     1,600
     Japan                                       644             576
-----------------------------------------------------------------------
Total current                                    644           2,176
-----------------------------------------------------------------------
Deferred
     Federal                                      --              --
     State                                        --              --
     Japan                                        --         (29,954)
-----------------------------------------------------------------------
Total deferred                                    --         (29,954)
-----------------------------------------------------------------------
Total                                        $   644        $(27,778)
=======================================================================

                    Bridge Technology, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



Net deferred tax assets consist of the following and the Company has provided for U.S. tax purposes valuation allowances to offset the benefit of any net operating loss carry-forwards or deductible temporary differences.

December 31, 1997
------------------------------------------------------------------------
Domestic (U.S.)
     Deferred tax assets:
         Net operating loss carry-forwards                   $  9,405
------------------------------------------------------------------------
Total deferred tax assets                                       9,405
Valuation allowance                                            (9,405)
------------------------------------------------------------------------
Net deferred tax assets                                           --
Foreign (Japan)
     Deferred tax assets:
         Net operating loss carry-forward                      49,480
         Accrued liabilities                                    5,100
------------------------------------------------------------------------
Net deferred tax assets                                      $ 54,580
========================================================================

A 100% valuation allowance was provided at December 31, 1997 for the U.S. company, since the Company cannot determine at this time, with reasonable certainty, that the net deferred tax assets will be realized. No valuation allowance was provided at December 31, 1997 for the foreign (Japan) deferred tax assets.

At December 31, 1997, the Company has available net operating loss carryforwards of approximately $62,700 for U.S. income tax purposes which expire in varying amounts through 2012. Section 382 of the 1986 Internal Revenue code imposes limitations on the use of net operating losses following certain changes in ownership. Such a change occurred during April 1997. The annual limitation imposed by Section 382 is approximately zero. The net operating losses affected by Section 382 is approximately $3,600 of the $62,700 available net operating losses. The remaining $59,100 of net operating loss carryforwards are not affected by this limitation.

NOTE 3.  BANK LOANS

Bank loans consist of short-term borrowings occurred in Japan. As of December 31, 1997 and 1996, the average interest rates are 1.86% and 1.875% per annum, respectively. Short-term bank borrowings as of December 31, 1997 were guaranteed by the Chief Executive Officer of Newcorp Technology Limited, a Japanese wholly-owned subsidiary of the Company.

                    Bridge Technology, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



NOTE 4.  NOTES PAYABLE

In the fall of 1990, the Company issued a total of $30,000 demand notes with interest at 12% per annum to four individual shareholders in order to finance legal, consulting and accounting expenses in connection with a merger that occurred in 1990. As of December 31, 1996, the total accumulated unpaid interest expenses amounted to $22,227. These notes and related interest were paid using the proceeds received by the Company from new issuance of preferred stock and common stock during the year ended December 31, 1997.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company shares office space with a related party on a monthly basis. The U.S. based wholly-owned subsidiary leases the office building from an independent party on a monthly basis. The Company does not plan to renew its lease.

Future minimum rental payments are as follows:

Year ending December 31,                                      Amount
-----------------------------------------------------------------------
         1998                                               $ 35,273
         1999                                                  9,063
-----------------------------------------------------------------------
                                                            $ 44,337
=======================================================================

Total rental expense for each year ended December 31, 1996 and 1997, was $15,469 (unaudited) and $29,777, respectively.

The Company entered into a five-year employee contract with an officer of the Company and its U.S. based subsidiary. The annual base salary started at $200,000 commencing June 1, 1997 and shall increase by 10% of the amount paid in the prior year on each anniversary thereafter. The officer has the right of receiving up to fifty percent of his base salary on an annual basis in the form of common stock of the Company at fair market value. The employment contract is automatically renewable after the five-year period is ended for unlimited additional terms of three years each. However, in 1997 the officer decided to waive his compensation by 50%.

NOTE 6.  RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company engaged in transactions with Allied Web, Inc. The President of the Company and major shareholder is also the owner and President of Allied Web, Inc. Sales to and purchases from Allied Web, Inc. for the year ended December 31, 1997 amounted to $1,068,628 and $1,061,373 respectively. The Company also has a receivable in the amount of $35,000 due from Allied Web, Inc. for advances to its President.

                    Bridge Technology, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

The Company purchased certain operating assets (principally computer equipment, furniture and fixture, vehicles, and inventory) from a related party in June, 1997. The purchase was recorded by using net book value of $191,640.

Included in the accompanying consolidated cash flow statements are repayment of $52,227 to related parties for notes payable and corresponding accumulated interest during year ended December 31, 1997. On November 13, 1996, the Company's foreign subsidiary borrowed $165,500 from one of its directors at an interest rate of 4% per annum. The loan was completely repaid on June 20, 1997.

The Company entered into a consulting services agreement on a month to month basis, effective July 1, 1997 with Cottlesloe Capital Corporation for $3,000 per month. John T. Gauthier, the Company's treasurer and CFO, is a principal of Cottlesloe Capital Corporation.

In the ordinary course of business, the Company's wholly-owned foreign subsidiary engaged in transactions with Digital Stream Corporation ("DSC") and Seiei Limited ("SL"). The Company's foreign subsidiary has a director and/or major shareholder in both DSC and SL. DSC leases office space to the Company's foreign subsidiary and is entrusted with the Company's foreign subsidiary's administrative affairs until December, 1996.

Year ending December 31,                        1996             1997
------------------------------------------------------------------------
                                                    (Unaudited)
Seiei Limited ("SL):
         Sales                              $ 18,941        $      --

Digital Stream Corporation ("DSC"):
         Purchases                          $475,814         $  6,168
         Rent                                 15,469            9,377
         Administration fee                   16,550               --
========================================================================

NOTE 7.  SHAREHOLDERS' EQUITY

In April, 1997 the Company issued 500 shares of preferred stock which has a stated value of $1 per share, for net proceeds of $50,000. Among these 500 shares of preferred stock, 150 shares were issued to an officer. The preferred stock is convertible at 1 share of preferred stock to 200 shares of common stock, with quarterly dividend accumulated at 6% per annum, and redeemable at the Company's option for $100 per share at any time after December 31, 1998.

In April, 1997 the Company affected a two for one reverse stock split. Consequently, 1,512,368 shares of common stock outstanding were exchanged for 756,420 shares of common stock. The weighted average number of common shares outstanding and earnings per share for the years ended December 31, 1996 and 1997 have been retroactively restated.

In June 1997, the Company issued 750,000 shares of common stock for $.50 per share. Among the 750,000 shares of common stock issued, 400,000 shares were issued to an officer.

                    Bridge Technology, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



In November, 1997, the Company issued 100,000 shares of common stock to acquire 100% of Newcorp Technology Limited, a research and development corporation organized under the laws of Japan. The transaction was accounted for as a pooling of interest transaction, therefore, the statement of operation for the years ended December 31, 1996 and 1997 have been retroactively restated to include all activities of Newcorp Technology Limited. The results of operation of the Companies before the acquisition took place are as follows:

                                                               Net
                                                               Income
                                             Revenue            (Loss)
-----------------------------------------------------------------------
BRIDGE TECHNOLOGY, INC.
December 31, 1996                         $       --        $ (3,600)
January 1 to October 31, 1997              1,258,162         (27,405)
NEWCORP TECHNOLOGY, LTD
December 31, 1996 (unaudited)              2,213,330         (43,236)
January 1 to October 31, 1997              2,289,531         (31,401)
=======================================================================

On December 31, 1997, the Company received fifteen subscriptions of common stock for a total of 2,500,000 shares for $.50 per share. Among the 2,500,000 shares of common stock subscribed 300,000 shares were subscribed for by an officer. Subsequent to December 31, 1997, the Company received $1,150,000 of the subscription receivable and issued 2,300,000 shares of common stock subscribed.

NOTE 8.  MAJOR CUSTOMER

The Company had one customer which accounted for 13% of the Company's non-related party sales for the year ended December 31, 1997.

NOTE 9.  STOCK OPTION BONUS PLAN

In April, 1997 the Company established an incentive stock option plan to grant a total of one million shares of common stock to designated employees and executive officers of the Company. The exercise price of the option shall not be less than the fair market price of the Company's common stock at the date the option was granted. Other detailed terms of the option plan are subject to the further decisions of the Board of Directors of the Company. No options have been granted to date.

NOTE 10.  SUBSEQUENT EVENTS

On January 30, 1998, the Company acquired 150,000 shares of PTI
Enclosures, Inc. (PTI) at $1 per share and totaling $150,000. PTI is a privately held California company specializing in the design, development, production, and sales of mass storage peripheral enclosure and power supplies to major OEM customers.

On April 15, 1998, the Company issued 5,000 shares of common stock for the acquisition of the name CD Systems from a unrelated third party.

                    Bridge Technology, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



As of May 7, 1998, the Company plans on moving its facility to a new location with the intention of signing a new lease. The move is expected to be in August of 1998. Terms of the new lease are not determined yet.

On July 8, 1998 the Board of Directors has approved in principal a proposal for a top management Bonus Plan (the Plan) payable in common stock warrants. The Board plans to direct the issue of the annual bonus warrants based on a minimum yearly increase of 100% in the Company's annual sales and net earnings, with the number and actual price of the warrants to be fixed on the date of actual warrant awarded. The Board recommended that 500,000 warrants be set aside for this Bonus Plan and that the Plan be presented to the shareholders for ratification and approval at the next shareholders meeting.


                                              December 31,     June 30,
                                                   1997          1998
                                                (Audited)    (Unaudited)
Assets:
Current assets:
Cash                                           $  55,032    $   132,041
Accounts receivable                            1,614,622      1,656,672
Subscription receivable                        1,150,000        500,000
Other receivables                                 96,941         56,880
Inventory                                         98,717        286,753
Other current assets                              21,085         97,451
Total current assets                           3,036,397      2,729,797
Property and equipment, net                       94,085        108,007
Trademark, net of amortization
of $4,550 and $7,800                               3,800            550
Insurance receivable                              21,903             --
Deferred income tax                               54,580             --
Investment in PTI                                     --        150,000
Other assets                                      24,900         31,000
Total assets                                  $3,235,665     $3,019,354

Liabilities and Shareholders Equity
Current liabilities:
Accounts payable                             $ 1,506,014    $ 1,369,337
Accrued liabilities                               16,857          9,012
Loans payable                                    302,115        271,169
Dividends payable                                     --          2,250
Other liabilities                                 14,654         76,493
Total current liabilities                      1,839,640      1,728,261
Loans payable, less current maturities                --        144,624
Commitments and Contingencies
Shareholders equity
Convertible, cumulative and redeemable
preferred stock, $1 stated value per share,
500 shares authorized and outstanding,
redeemable at $50,000                            50,000         50,000
Common stock; par value $0.01 per share,
authorized 10,000,000 shares, 1,606,240
shares outstanding at December 31, 1997,
3,106,240 shares outstanding at June 30, 1998     16,062        31,062
Additional paid-in capital                       742,560     1,477,560
Stock subscribed                               1,150,000       500,000
Accumulated deficit                             (559,154)     (880,681)
Translation adjustment                            (3,443)      (31,472)
Total shareholders equity                       1,396,025     1,146,469
Total liabilities and shareholder equity       $3,235,665    $3,019,354



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                Six Months   Six Months
                                                Ended June   Ended June
                                                  30, 1997     30, 1998
                                                 (Unaudited) (Unaudited)

Net sales                                        $1,985,511  $1,811,608
Cost of sales                                     1,824,960   1,600,089
Gross profit                                        160,551     211,519
Selling, general and administrative expense         284,669     511,694
Loss from operations                               (124,118)   (300,175)
Other income (expense):
Interest (expense) income, net                       (8,367)    (13,730)
Other income (expense)                              124,306      (5,372)
Loss before income taxes                             (8,179)   (319,277)
Income taxes provision                                   -            -
Net loss                                             (8,179)   (319,277)
Dividends applicable to preferred stock                (750)     (2,250)
Net loss applicable to common shares                $(8,929)  $(321,527)
Weighted average number of
common stock Outstanding                            865,812   2,356,440
Loss per share                                       $(0.01)     $(0.14)


See accompanying summary of accounting policies and notes to consolidated financial statements.


                                                 Six Months  Six Months
                                                 Ended June  Ended June
                                                   30, 1997    30, 1998
                                                 (Unaudited) (Unaudited)

Cash flows from operating activities
Net loss                                             $(8,929) $(321,527)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization                         10,038     11,652
Provision for doubtful accounts                        1,222         --
Increase (decrease) from changes in operating
Assets and liabilities:
Trade receivables                                    115,049    (41,941)
Inventory                                            (67,540)  (188,036)
Other receivables                                    (29,102)    40,061
Prepaid and other assets                              (4,251)   (76,366)
Other assets                                              --     70,383
Accounts payable and accrued liabilities            (326,520)  (144,522)
Other liabilities                                      5,857     64,089
Net cash provided by (used in)
 operating activities                               (304,176)  (586,207)
Cash flows from investing activities
Purchase of property, plant and equipment            (81,931)   (23,324)
Investment in PTI                                     (7,808)  (150,000)
Net cash used in investing activities                (89,739)  (173,324)
Cash flows from financing activities
Borrowings on loans payable                          136,613    144,624
Payments on loans payable                                 --    (30,946)
Payments on notes payable and related interest       (30,000)        --
Net proceeds from issuance of preferred stock         50,000         --
Net proceeds from issuance of common stock           125,000    750,000
Net cash provided by financing activities            281,613    863,678
Effect of exchange rate changes on cash               (1,347)   (28,138)
Net increase (decrease) in cash
 and cash Equivalents                               (113,649)    77,009
Cash and cash equivalents, beginning of year         225,249     55,032
Cash and cash equivalents, end of year              $111,600   $132,041

Supplemental information:


Cash paid during the year for:
Interest                                             $ 8,367   $ 13,730
Income taxes                                              --         --


Supplemental disclosure of non-cash activities:
The company recorded subscription receivable of $500,000 and stock subscribed of $500,000 as of June 30, 1998. See accompanying summary of accounting policies and notes to consolidated financial statements.

Organization and Business

Bridge Technology, Inc. (the Company) was organized under the laws of the State of Nevada on April 15, 1969. The Company is located in California and is primarily engaged in development and distribution of various hardware, software, and peripheral products used in computer systems and sales to value added resellers and system integrators. The Company has two wholly owned subsidiaries. The domestic one was formed in April 1997 and commenced operation on June 1, 1997 with the name of Bridge R&D, Inc. The other is Newcorp Technology Limited, which started operation in Japan on January 19, 1995.

Note 1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and
Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the six months period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1997.

Note 2.  Income Taxes

As of December 31, 1997, for federal income tax purposes, the Company had approximately $63,000 in net operating loss carry-forwards expiring through
2001. The annual utilization of the operating loss carry-forward may be significantly limited due to the adverse resolution, if any, with respect to the loss carryover provisions of Internal Revenue Code Section 382 in connection with certain stock issuances by the Company.

Note 3. - Shareholders Equity

On December 31, 1997, the Company completed fifteen subscriptions of common stock for a total of 2,500,000 shares for $.50 per share. Among the 2,500,000 shares of common stock subscribed, 300,000 shares were subscribed for by an officer. During the first six months of 1998, the Company issued 1,500,000 shares of common stock out of the above 2,500,000 shares subscribed.

Note 4.   Subsequent Events

On July 8, 1998 the Board of Directors has approved in principal a proposal for a top management Bonus Plan (the Plan) payable in common stock warrants. The Board plans to direct the issue of the annual bonus warrants based on a minimum yearly increase of 100% in the Company's annual sales and net earnings, with the number and actual price of the warrants to be fixed on the date of actual warrant awarded. The Board recommended that 500,000 warrants be set aside for this Bonus Plan and that the Plan be presented to the shareholders for ratification and approval at the next shareholders meeting.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Except for historical information contained herein, the matters set forth in this report are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. The Company disclaims any obligations to update these forward-looking statements.

Six Months Ended June 30, 1998 as Compared to the Six Months Ended June
30, 1997

Net sales of $1,812,000 for the six months ended June 30, 1998 decreased by $173,511 (8.7%) over net sales of $1,985,511 for the six months ended June 30, 1997. This decrease was due to the combined effects from changes in sales volume of CD-ROM drives and hard disk drives, and from continued competitive pricing policies.

Gross profit for the six months ended June 300, 1998 was $211,519, a 31.7% increase, compared to $160,551 for the six months ended June 30, 1997. This increase reflected a growth in sales of units with relative higher margin. Gross profit as a percentage of net sales increased from 8.1% for the six months ended June 30, 1997 to 11.7% for the six months ended June 30, 1998.

Selling, general and administrative expenses increased by $227,331 to $511,694 in the six months ended June 30, 1998 compared to $284,669 for the six months ended June 30, 1997. As a percentage of revenue, SG&A expenses increased from 14.3% in the six months ended June 30, 1997 to 28.2% in the six months ended June 30, 1998. The difference is due to increase in selling expense, a $34,000 increase in consulting fees, a $24,000 increase in depreciation expense, and an increase in marketing, travel and other expenses.

Loss from operations increased from $124,118 in the six months ended June 30, 1997 to $300,175 in the six months ended June 30, 1998, principally reflecting higher selling, general and administrative expenses in the six months ended June 30, 1998. Operating loss as a percentage of net sales increased from 6.3% in six months ended June 30, 1997 to 16.6% in the six months ended June 30, 1998.

Other expenses increased by $96,837 to $19,102 in the six months ended June 30, 1998 when compared to other income of $115,939 for the six months ended June 30, 1997. The difference was due to the other income of $124,306 that was no longer in existence in the six months ended June 30, 1998.

Net loss increased to $321,527, or $0.14 per share for the six months ended June 30, 1998 compared to $8,929, or $0.01 per share for the six months ended June 30, 1997.

Liquidity and Capital Resources

Since current management acquired control of the Company in early 1997, the Company has financed its operations with internally generated cash and with the private placement of its securities totaling in excess of $1,600,000 to a limited number of accredited investors with knowledge of the Company's operations and plans to expand. The private placement commenced in June 1997 and was completed on or about June 30, 1998.

The Company's capital requirements have been and will continue to be significant and its cash requirements have been sufficient to cover its cash flow from operations. At June 30, 1998, the Company had a working capital surplus of $1,001,536 and cash and cash equivalents of $132,041 compared to a working capital surplus of $1,196,757 and cash and cash equivalents of $55,032 at June 30, 1997. Since restarting operation, the Company has satisfied its working capital requirements through the issuance of equity and obtaining necessary bank loans.

Net cash used in operating activities in the six months ended June 30, 1998 was $586,207 compared to $304,176 in the six months ended June 30, 1997. The difference was mainly due to net loss and cash used to purchase inventory, repayments in accounts payable and accrued liabilities, and changes in other operating activities.

Net cash used in investing activities in the six months ended June 30, 1998 was $173,324 for the purchase of fixed assets and the purchase of common stock in PTI Enclosures, Inc. compared to $89,739 for the purchase of fixed assets in six months ended June 30, 1997.

Net cash provided by financing activities in the six months ended June 30, 1998 was $863,678 compared to $281,613 in the six months ended June 30, 1997. This reflects the issuance of common stock in private placements and obtaining necessary bank loans in the Company's overseas subsidiary.

The Company believes that it can fund the growth of its core business with internally generated cash flow in addition to its substantial cash reserves from the private sale of its common stock.

Effects of Inflation

The Company believes that inflation has not had a material effect on its net sales and results of operations.

Effects of Fluctuation in Foreign Exchange Rates

The Company continues to buy products and services from foreign suppliers. The Company contracts for such products and services in U.S. dollars, thus eliminating the possible effect of currency fluctuations. The Company's wholly-owned subsidiary, Newcorp Technology (Japan), was subject to such currency fluctuations and subsequently suffered losses due mainly to the decline of Japanese yen from 106 Yen/dollar to the high of 140 Yen per dollar, and the present rate of 138.29 Yen/dollar. In May, 1998, Newcorp Japan changed its sales contracts with its OEM customers from Japanese Yen to U.S. dollars in order to eliminate future material effect of currency fluctuations on its net sales and results of operations.

Year 2000 Effect

The Company's accounting software currently does not utilize a four digit year field, however, the Company has been assured by the manufacturer of its accounting software that all necessary modifications for the year 2000 have been or will be made and tested timely.

Bridge Technology, Inc. and Subsidiaries

Consolidated Balance Sheets

Bridge Technology, Inc. and Subsidiaries

Consolidated Statements of Operations

Bridge Technology, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents

Bridge Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements






Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has engaged BDO Seidman, LLP, an international accounting and consulting firm, for its current audit and there are no disagreements with the findings of said accounting firm. The Company's previous accountants were engaged for the year ended December 31, 1990, the date of its reporting last audited statements and there were no disagreements with the findings.













Item 15.  Financial Statements and Exhibits


BRIDGE TECHNOLOGY, INC.
FORM 10-SB
SEC FILE NO. 0-24767

INDEX OF EXHIBITS
_____________________________________________________________

- Exhibit  3 (i)  Articles of Incorporation

- Exhibit  3 (ii) By-laws

- Exhibit  4      Determination of Shareholder Preferences

- Exhibit 10      Material Contracts
               A)  Purchase of Assets of Allied Web Agreement
               B)  John Harwer Employment Agreement
               C)  EEMB China Agreement
               D)  Newcorp Japan Stock Exchange Agreement (Hard Copy only)

- Exhibit 21      Subsidiaries of the Registrant

- Exhibit 27      Financial Data Schedules

- Exhibit 99      Additional contracts
               -  Incentive Stock Option Plan